SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 26, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly Held Company
Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80
Company Registry (NIRE): 35.3000.1683-1
SUBSCRIBED AND PAID-IN CAPITAL: R$ 6,203,688,565.23

EXTRAORDINARY AND ANNUAL GENERAL MEETINGS

CALL NOTICE

The Shareholders of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp are hereby called, in accordance with article 5, paragraph 1 of the Bylaws, to an Extraordinary and Annual General Meeting to be held on April 23, 2012, at 3:00 p.m., at the Company’s headquarters, located at Rua Costa Carvalho nº 300, in the city and state of São Paulo, to resolve on the following matters:

EXTRAORDINARY GENERAL MEETING

I.  Approval of CODEC Reports 194/2011 and 21/2012, dated August 31, 2011 and February 24, 2012, respectively, on the adjustment of the compensation of Executive Officers and members of the Board of Directors, Fiscal Council and Audit Committee of companies controlled by the state.

II. Amendment of Sabesp’s Bylaws, with the amendment of article 1: new wording of the first and second paragraphs and an alteration in the numbering of the third, fourth and fifth paragraphs; article 3: new wording of the caput; article 5: new wording of the fifth paragraph; article 8: new wording of the caput and the third paragraph; article 13: inclusion of items XXIII and XXIV; article 23: new wording of the caput; article 39: new wording; article 40: new wording of the caput and the first paragraph and inclusion of a second paragraph; article 41: new wording of item II; article 42: new wording of the caput and item II and the inclusion of a sole paragraph; article 43: new wording; article 44: new wording of the caput and the first paragraph; article 45: new wording of the caput, items I and II, the first and second paragraphs, inclusion of a third and fourth paragraph and change in the numbering of the fifth paragraph. Inclusion of article 46 and the first, second, third and fourth paragraphs thereof to comply with the updated version of the Listing Regulations of the BM&Fbovespa’s Novo Mercado segment, effective as of May 2011. Removal of article 11 to comply with article 6 of Federal Law 12,431/2011, which amended Brazilian Corporation Law 6,404/1976. Amendment of the wording of article 31 to comply with article 31-C of CVM Instruction 509/2011. Renumbering of articles 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45 and 46.

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ANNUAL GENERAL MEETING

I.   Examination of the Annual Management Report for the fiscal year ended December 31, 2011; resolution on the Company’s Financial Statements for the fiscal year ended December 31, 2011, namely: Balance Sheet and respective Statements of Income and Changes in Shareholders’ Equity, Cash Flow, Value Added and Notes to the Financial Statements, in addition to Independent Auditors and Fiscal Council’s Reports.

II.  Resolve on the allocation of net income for fiscal year 2011.

III. Election of the members of the Board of Directors and the sitting and alternate members of the Fiscal Council and establishment of their compensation.

Proof of the status of shareholder may be provided at any time before the opening of the extraordinary and annual general meetings by presentation of identification, proof of ownership stating the number of shares held issued by the depositary financial institution and, in the case of proxy representation, the applicable proxy appointment duly notarized and granted within the last year.

Pursuant to CVM Instruction 282 of June 26, 1998, the minimum percentage of the Company’s voting capital required to request multiple votes is 5% (five per cent).

The documents related to the matters to be discussed in the Extraordinary and Annual General

Meeting will be at the shareholders’ disposal at the Company’s headquarters and electronically, on the CVM’s website, in the format and for the time period defined by CVM Instruction 481/2009.

São Paulo, March 22, 2012

Edson de Oliveira Giriboni
Chairman
Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 26, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.